

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





March 4, 2005

Susan H. Easton
Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750

Re: Peabody Energy Corporation
Incoming letter dated January 10, 2005

Dear Ms. Easton:

This is in response to your letter dated January 10, 2005 concerning the shareholder proposal submitted to Peabody Energy by the Amalgamated Bank LongView MidCap 400 Index Fund. We also have received a letter on the proponent's behalf dated January 24, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015



Susan H. Easton
Direct: (314) 259-2589
sheaston@bryancave.com

Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750
Tel (314) 259-2000
Fax (314) 259-2020
www.bryancave.com

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January 10, 2005

SECURITIES EXCHANGE OF 1934
RULE 14A-8

BY HAND

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Peabody Energy Corporation - Request for No-Action Letter Regarding Exclusion of Stockholder Proposal Submitted by the Amalgamated Bank LongView MidCap 400 Index Fund

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, Peabody Energy Corporation, a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2005 Annual Meeting of Stockholders (collectively the "Proxy Materials") a proposal (the "Proposal") from the Amalgamated Bank LongView MidCap 400 Index Fund (the "Proponent"). The Proposal urges the Board of Directors to:

> [A]dopt a policy of nominating independent directors who, if elected by the shareholders, would constitute two-thirds of the Board. For purpose of this proposal, the term "Independent Director" shall mean a director who is not or who, during the past five years, has not been:
>
> - employed by [the Company] or one of its affiliates in an executive capacity;
> - an employee or owner of a firm that is a paid advisor or consultant to [the Company] or one of its affiliates;
> - employed by a significant [Company] customer or supplier;
> - a party to a personal services contract with [the Company] or an affiliate thereof, as well as with [the Company's] Chair, CEO or other executive officer;

- an employee, officer or director of a foundation, university or other non-profit organization receiving significant grants or endowments from [the Company] or one of its affiliates;
- a relative of an executive of [the Company] or one of its affiliates;
- part of an interlocking directorate in which [the Company's] CEO or another executive officer serves on the board of another corporation that employs the director.

The cover letter and proposal received from the Proponent are attached hereto as Exhibit A and other correspondence with the Proponent is attached hereto as Exhibit B. Enclosed are six (6) copies of this letter as well as six (6) copies of the exhibits attached hereto. The Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if the Company omits the Proposal from its Proxy Materials.

The Company intends to begin distribution of its Proxy Materials on or after March 31, 2005. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission.

I. Background – Reasons for Company Opposition

Last year, the Proponent submitted for inclusion in the Company's proxy statement and form of proxy for the Company's 2004 Annual Meeting of Stockholders a proposal (the "2004 Proposal") almost identical to the Proposal. The Company sought no action relief to exclude the 2004 Proposal from its proxy statement or, alternatively, that the 2004 Proposal be amended to clarify that the it did not relate to the qualifications of then-current directors or nominees standing for election at the Company's 2004 Annual Meeting of Stockholders.

In response to the Company's request for relief with respect to the 2004 Proposal, the Staff concluded that there appeared to be some basis for the Company's view that it could exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors elected previously from completing their terms on the Board or disqualify nominees at the then-upcoming meeting. However, the Staff advised that this defect would be cured if the 2004 Proposal were revised to provide that it would not affect the unexpired terms of directors elected at or prior to the then-upcoming annual meeting. *See Peabody Energy Corp.* (avail. Feb. 19, 2004).

The Company objects to the Proposal because, like the original 2004 Proposal, the Proposal relates to an election for membership on the Company's Board of Directors and is vague and misleading in violation of the proxy rules. Those objections are addressed more fully in Section II.

In addition, the Company wishes to explain that notwithstanding its objections addressed below, its Board of Directors continues to be a strong proponent of board independence and believes it has taken effective measures to ensure that at least a majority of its members are independent, as required by New York Stock Exchange ("NYSE") rules. In fact, the Board has affirmatively determined that at least 75% of its current members are independent under the NYSE Rules. However, the Board remains opposed to the independence standards set forth in the Proposal because they exceed the requirements of the NYSE, which were developed as part of an exhaustive public process, and would place unnecessary constraints on the Company's ability to select and retain qualified Board members.

The Company also objects to the Proposal because it targets individual board members, namely Messrs. Lentz, Schlesinger, Washkowitz, James, and Givens. This objection is compounded by that fact that in the context of the Proponent's reference to Mr. Givens as "an executive of non-profit entities that receive grants from [the Company]," the Proponent implies that Mr. Givens would be disqualified as an independent director under the Proposal's standards. This implication, however, is unreasonable in light of the fact that last year the Company contributed only $25,000 to each of the entities affiliated with Mr. Givens, amounting to less than 1% of each organizations total charitable contributions.

The Board of Directors believes that one of its primary goals is to advise management on strategy and to monitor the Company's performance. It believes the best way to accomplish this goal is by choosing directors who possess a diversity of experience, knowledge and skills that are particularly relevant to the Company. The standard of independence presented by the Proposal is more limiting than that prescribed by the NYSE and the SEC and it is also more limiting than that advocated by many corporate governance "thought leaders." While independent judgment in the boardroom is essential, the Board of Directors believes that it is inadvisable for the Board to sacrifice the experience and wisdom of directors who meet the NYSE standard of independence and who can provide a useful perspective on significant risks and competitive advantages and an understanding of the challenges facing the Company, simply because they would not meet the Proposal's more stringent standard of independence.

II. Statement of Reasons for Omission

In 1998, the Securities and Exchange Commission amended Rule 14a-8, and in doing so, it set forth in (1) Rule 14a-8(i) the provisions formerly set forth in Rule 14a-8(c), (2) Rule 14a-8(c) the provisions formerly set forth in Rule 14a-8(a)(4), and (3) Rule 14a-9(b)(2) the provisions formerly set forth in Rule 14a-8(a)(1). Although the numbering changed, these new provisions of Rule 14a-8 parallel those of former Rule 14a-8 to the extent relevant to the discussion below. *See* Release No. 34-40018 (1998). Therefore, the Company believes that the Staff positions cited in this letter regarding the above described old provisions of Rule 14a-8 generally remain valid and are equally applicable to the above described new provisions of Rule 14a-8.

A. Rule 14a-8(i)(8) – The Proposal Relates to an Election of Directors

A Proposal may be omitted under Rule 14a-8(i)(8) if it "relates to an election for membership on the company's board of directors or analogous governing body."

The Company's Board is a classified board resulting in one-third of the directors standing for re-election each year. The Proponent's statement of support recites that the Company's "12-member board presently fails to meet the proposed two-thirds standard, as it includes one insider (Chairman/CEO Irl F. Engelhardt), three directors affiliated with Lehman Brothers (Messrs. Lentz, Schlesinger and Washkowitz), a former employee (Mr. James) and an executive of non-profit entities that receive grants from Peabody (Mr. Givens)." Of these named directors, Messrs. Schlesinger and Givens are standing for re-election at the 2005 Annual Meeting of Stockholders.

The Staff has consistently taken the position that proposals setting forth qualifications for directors which would either disqualify previously elected directors from completing their terms or disqualify nominees at the upcoming annual meeting may properly be excluded from a proxy statement if not appropriately revised. *See, e.g., Raytheon Co.* (avail. March 9, 1999) (proposal requesting board to take necessary steps to ensure all directors elected annually with 70% majority of independent directors); *General Dynamics Corp.* (avail. March 25, 1992) (proposal requesting board amend bylaws to provide for board to consist of majority of "independent directors"); *Waste Management, Inc.* (available March 8, 1991) (proposal recommending board amend bylaws to provide for majority of board to be independent); *Dillard Department Stores, Inc.* (avail. March 7, 1991) (same); *Tribune Company* (avail. March 7, 1991) (same). Assuming the truth of the Proponent's contention that the Board would presently fail to meet the proposed two-thirds standard (including the implied non-independence of Mr. Givens), Messrs. Schlesinger and Givens (the directors standing for re-election) would likely be disqualified as nominees for director at the 2005 Annual Meeting of Stockholders if the Proposal were implemented. Consequently, under the line of precedent cited above, the Proposal relates to the election of directors and the Company believes it may exclude the Proposal under Rule 14a-8(i)(8).

The Company notes that it was on this basis that the Staff required the Proponent to revise the 2004 Proposal. *See Peabody Energy Corp.* (avail. Feb. 19, 2004). Despite the Staff's previous requirement, the Proponent has failed to address the qualification of continuing directors and director nominees who will stand for re-election at the 2005 Annual Meeting of Stockholders. Should the Staff permit the Proponent to revise the Proposal, the Company requests that the Proposal be revised so as not to affect the incumbent director nominees at the 2005 Annual Meeting of Stockholders.

B. Rule 14a-8(i)(3) – The Proposal is Vague and Materially False, Rendering it Misleading in Violation of the Proxy Rules

A company may exclude a stockholder proposal and supporting statement under Rule 14a-8(i)(3) if it is "contrary to any of the Commission's proxy rules . . . prohibiting false or misleading statements in proxy soliciting materials." The Staff has identified various types of statements which are sufficient to exclude proposals, or portions thereof, under Rule 14a-8(i)(3).

The Company understands the Staff's desire that issuers limit their objections under Rule 14a-8(i)(3), as explained in Staff Legal Bulletin No. 14B (Sept. 15, 2004). However, the Staff indicated in that publication that it continues to be appropriate for issuers to object to factual assertions that are "materially false." This is consistent with the Staff's previous determinations that portions of a proposal may be excluded if they contain materially false or misleading statements. *See, e.g., XCel Energy Inc.*, (avail. April 1, 2003); *The Boeing Company* (avail. Feb. 11, 2004); *Weyerhaeuser Company* (avail. Jan. 21, 2003); *see also Staff Legal Bulletin No. 14* (July 13, 2001).

The sixth paragraph of the Proposal's supporting statement falsely implies that the Council of Institutional Investors ("CII") recommends the Proposal, as presented by the Proponent. That paragraph states: "The standard of independence that we propose is that recommended by the Council of Institutional Investors." While there are similarities, a comparison of the current CII definition and the Proposal reveals that there are a number of material differences between the language of the CII definition and of the Proposal. Unlike the definition attributed to CII at the time the Proponent submitted the 2004 Proposal (which contained the same assertion), the current CII definition, approved March 25, 2004, is in fact much more specific than the Proposal and provides clarity and guidance for the interpretation of specific relationships. *See Independent Director Definition – Council of Institutional Investors, available at http://www.cii.org/dcwascii/web.nsf/doc/council_indepdirectdef.cm* (also attached as Exhibit C) (the "CII Definition"). In particular, the CII definition defines many of the terms used such as "affiliate," "relative" and "executive officer." Additionally, it provides commentary explaining the interpretation of phrases such as "advisors or consultants" and "significant grant or endowment." For example, unlike the Proposal, the CII definition provides quantitative guidance for the interpretation of "significant grant or endowment." Moreover, the CII definition expressly describes quantitative thresholds with respect to disqualifying relationships with customers and suppliers. Consequently, the Proponent's assertion that CII continues to support the Proposal as drafted is materially false and misleading and should be excluded from the Proposal.

The Staff also indicated in Staff Legal Bulletin No. 14B that it remains appropriate to seek no action relief to exclude a proposal and supporting statement if it is sufficiently vague and indefinite that "neither the stockholders voting on the amendment, nor the company implementing the proposal (if adopted), would be able to determine with any reasonably certainty exactly what actions or measures the proposal requires." In other words, a proposal is properly excludable where "the standards under the proposal may be subject to differing interpretations." *Hershey Foods Corp.* (avail. December 27, 1988); *see also Philadelphia Electric Company* (avail. July 30, 1992); *Philp Morris Companies Inc.* (avail. Feb. 7, 1991. For example, in *Philip Morris Companies Inc.*, the Staff permitted Philip Morris to exclude a proposal that rely on subjective determinations of the words "advocate," "encourage," "bigotry" and "hate."

Two of the standards set forth in the Proposal are subject to subjective interpretations in that they seek to prohibit a director from being considered independent if he or she is, or has been in the last five years, employed by a "significant" customer or supplier or is, or has been in the last five years, an employee, officer or director of a foundation, university or other non-profit organization that receives "significant" grants or endowments from the Company or one of its affiliates. Like "advocate" and "encourage," the criteria that something be "significant" is subject to differing interpretations and the Proposal does not include any guidance to assist the Company or the stockholders in determining what type of relationship would preclude under the Proposal a director from serving on one of the Committees.

The Company acknowledges that the Staff has declined to concur with substantially similar views that that the qualifier "significant" is subject to differing interpretations, including in response to the Company's request for no action relief in connection with the 2004 Proposal. *See, e.g., Peabody Energy Corp.* (avail. Feb. 19, 2004); *The Gap, Inc..* (avail. March 18, 2002). However, the Company respectfully urges the Staff to reconsider this position, particularly in light of the substantial changes made to independent director definition recommended by CII, mentioned above and discussed in more detail below.

Although the Company does not support the definition as a whole, the vagueness of the term "significant" is particularly apparent in light of the recently revised definition of independent director published subsequent to the 2004 Proposal by CII, the organization identified by the Proponent as recommending the definition contained in the proposal. The CII definition does not use the phrase "significant customer or supplier" and includes quantitative guidance for interpretation of the phrase "significant grant or endowment." *See CII Definition.* As noted above, CII's current definition was approved on March 25, 2004. Instead of referring to a "significant customer or supplier," CII's independent director definition precludes a finding of independence if a director "is, or in the past 5 years has been . . ., employed by . . . a third-party that provides payments to or receives payments from the corporation which account for 1 percent of the third-party's or 1 percent of the corporation's consolidated gross revenues in any single fiscal year . . .." Similarly, CII's independent director definition includes a note following the provision relating to significant grants or endowments which states "[a] 'significant grant or endowment' is the lesser of $100,000 or 1 percent of total annual donations received by the organization." Moreover, based on the Proposal's supporting statement, it appears that the Proponent would not accept this quantitative standard as interpretive guidance for the Proposal, leaving the Board without any guidance from the Proponent. As noted above under "Background – Reasons for Company Opposition," the Proponent implies that Mr. Givens would not qualify as an independent director under the Proposal. However, as also stated above, the Company only contributed $25,000 to each organization with which Mr. Givens is affiliated, amounting to less than 1% of the total charitable contributions received by each organization.

As the Company noted in its prior request, the inherent vagueness of the qualifier "significant" is also evident by its similarity to the term "material" used by the NYSE, on which the Company's stock is traded, and The Nasdaq Stock Market ("Nasdaq"). Unlike the Proposal, both the NYSE and Nasdaq provide quantitative guidance for the interpretation of "material" and the NYSE encourages its listed companies to adopt additional categorical standards of independence. Furthermore, the NYSE not only requires its listed companies to disclose in their proxy statements the bases on which their boards make independence determinations, any such additional categorical standards must also be disclosed to the stockholders. *See* NYSE Listed Company Manual, Rule 303A.02. The criteria that something be "significant" is no more certain than the requirement that something be "material," a criteria which both Nasdaq and the NYSE appear to view as sufficiently vague to require or permit objective tests.

Accordingly, it seems likely that if the Proposal were adopted, the Board would conclude it would be necessary to establish and disclose objective criteria for determining whether a customer or supplier is "significant" or whether a non-profit organization receives a "significant" grant or endowment, particularly in light of CII's revised definition and in light of the NYSE's mandate to disclose the bases on which a board determines director independence. Such objective criteria may differ from what the Proponent envisions and/or from what the stockholders envision when deciding whether to vote for the Proposal. Consequently, the Company believes that it may, alternatively, exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(3) and respectfully urges the Staff to reconsider the Company's contention.

III. Notification and Request

In view of the foregoing, the Company hereby gives notice of its intention to omit the Proposal from its Proxy Materials for its 2005 Annual Meeting of Stockholders. The Company hereby requests confirmation that the Staff will not recommend any enforcement action if the Company omits the Proposal from its Proxy Materials. Pursuant to Rule 14a-8(j)(1), by copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials. Please fax your response to me at (314) 552-8589, which response will be promptly forwarded to the Proponent.

In the event that the Staff disagrees with the conclusion expressed herein regarding the omission of the Proposal from the Company's Proxy Materials, or should any additional information be required, the Company would appreciate an opportunity to confer with the Staff prior to the issuance of its response. Please feel free to contact R. Randall Wang at 314-259-2149 or me at 314-259-2589.

Please acknowledge your receipt of this letter and the attached exhibits by stamping the enclosed (additional) copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,



Susan H. Easton

Enclosures

cc: Cornish F. Hitchcock
Joseph W. Bean

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

November 29, 2004

Mr. Frederick D. Palmer
Executive Vice President and Corporate Secretary
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101

By UPS and facsimile: (314) 342-7614

Re: Shareholder proposal for 2005 annual meeting

Dear Mr. Palmer:

On behalf of the Amalgamated Bank. LongView MidCap 400 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Peabody Energy plans to circulate to shareholders in anticipation of the 2005 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and seeks to increase the level of board independence.

The Fund is an S&P MidCap 400 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $200 million. Created by the Amalgamated Bank in 1997, the Fund has beneficially owned more than $2000 worth of Peabody Energy common stock for more than a year. A letter from the Bank confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2005 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,



Cornish F. Hitchcock

RESOLVED: The shareholders of Peabody Energy Corporation ("Peabody" or the "Company") urge the Board of Directors to adopt a policy of nominating independent directors who, if elected by the shareholders, would constitute two-thirds of the Board. For purposes of this proposal, the term "Independent Director" shall mean a director who is not or who, during the past five years, has not been:

– employed by Peabody or one of its affiliates in an executive capacity;

– an employee or owner of a firm that is a paid adviser or consultant to Peabody or one of its affiliates;

– employed by a significant Peabody customer or supplier;

– a party to a personal services contract with Peabody or an affiliate thereof, as well as with Peabody's Chair, CEO or other executive officer;

– an employee, officer or director of a foundation, university or other non-profit organization receiving significant grants or endowments from Peabody or one of its affiliates;

– a relative of an executive of Peabody or one of its affiliates;

– part of an interlocking directorate in which Peabody=s CEO or another executive officer serves on the board of another corporation that employs the director.

SUPPORTING STATEMENT

This proposal seeks to establish a level of independence that we believe will promote clear and objective decision-making in the best long-term interest of all shareholders.

Peabody has a 12-person board that fails to meet the proposed two-thirds standard: It includes one insider (Chairman/CEO Irl F. Engelhardt), three directors affiliated with Lehman Brothers (Messrs. Lentz, Schlesinger and Washkowitz), a former employee (Mr. James) and an executive of non-profit entities that receive grants from Peabody (Mr. Givens).

Lehman Brothers has provided significant banking services to the Company in recent years, including service as Peabody's lead underwriter on its initial public offering. Lehman was paid approximately 35% of Peabody's total investment banking and related fees in 2003. Also, Lehman Brothers Merchant Banking Partners II L.P. and affiliates were until last year Peabody's largest shareholder.

Although all transactions involving Lehman Brothers may have occurred at arms' length, we do not believe that the current structure is in the best interest of the public investors who own a majority of the outstanding shares. In our view, the best time to provide for diverse perspective and independent governance is sooner, rather than later.

We believe that a board with a substantial and clear majority of independent directors – and all independent audit, compensation and nominating committees – constitute an essential component of effective corporate governance. An independent board can best represent all shareholders and inspire shareholder confidence in the quality and impartiality of its decision-making processes and the decisions themselves, as well as avoid the appearance of conflicts of interest.

The standard of independence that we propose is that recommended by the Council of Institutional Investors, an organization of large pension funds that has been a leading advocate of corporate governance reform.

We urge you to vote FOR this resolution.



Amalgamated Bank
America's Labor Bank

December 2, 2004

Mr. Frederick D. Palmer
Executive Vice President and Corporate Secretary
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101

By UPS and facsimile: (314) 342-7614

Re: Shareholder proposal for 2005 annual meeting

Dear Mr. Palmer:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund"), who is authorized to represent the Bank and the Fund in all respects in connection with that resolution.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 15,300 shares of Peabody common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund was created in 1997 as an S&P MidCap 400 index fund and presently has assets exceeding $200 million. The Fund has continuously held at least $2000 worth of Peabody common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2005 annual meeting.

If you require any additional information, please let me know.

Very truly yours,

Theodore Brunner

Theodore Brunner
First Vice President

15 UNION SQUARE, NEW YORK, N.Y. 10003-3378 • (212) 255-6200
MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION

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COUNCIL *of* INSTITUTIONAL INVESTORS

Independent Director Definition

Members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members and all members of the audit, compensation and nominating committees should meet this standard) is in the corporation's and all shareholders' ongoing financial interest because:

- independence is critical to a properly functioning board,

- certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification,

- the effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareholders or other board members, and,

- while an across-the-board application of any definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

Thus, the members of the Council approved the following basic definition of an independent director:

an independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship.

Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The members of the Council recognize that independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, the independence of the director depends on all relationships the director has, including relationships between directors, that may compromise the director's objectivity and loyalty to shareholders. It is the obligation of the directors to consider all relevant facts and circumstances, to determine whether a director is to be considered independent.

The notes that follow are supplied to give added clarity and guidance in interpreting the specified relationships.

A director will not be considered independent if he or she:

(a) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by the corporation or employed by or a director of an affiliate;

An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 20 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, equal joint venture partners and general partners meet the definition of an affiliate, and officers and employees of equal joint venture enterprises and general partners are considered affiliated. A subsidiary is an affiliate if it is at least 20 percent owned by the corporation.

Affiliates include predecessor companies. A "predecessor" of the corporation is an entity that within the last 5 years represented more than 50 percent of the corporation's sales or assets when such predecessor became part of the corporation.

"Relatives" include spouses, parents, children, step-children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins, and anyone sharing the director's home.

(b) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee, director or owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants or that receives revenue of at least $50,000 for being a paid adviser or consultant to an executive officer of the corporation;

NOTES: Advisers or consultants include, but are not limited to, law firms, auditors, accountants, insurance companies and commercial/investment banks. For purposes of this definition, an individual serving "of counsel" to a firm will be considered an employee of that firm.

The term "executive officer" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

(c) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by or has had a 5 percent or greater ownership interest in a third-party that provides payments to or receives payments from the corporation which account for 1 percent of the third-party's or 1 percent of the corporation's consolidated gross revenues in any single fiscal year, or if the third-party is a debtor or creditor of the corporation, the amount owed exceeds 1 percent of the corporation's or the third party's assets. Ownership means beneficial or record ownership, not custodial ownership.

(d) has, or in the past 5 years has had, or whose relative has paid or received more than $50,000 in the past 5 years under, a personal contract with the corporation, an executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers -- even if no other services from the director are specified in connection with this relationship.

(e) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation or one of its affiliates or has been a direct beneficiary of any donations to such an organization;

NOTES: A "significant grant or endowment" is the lesser of $100,000 or 1 percent of total annual donations received by the organization.

(f) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, part of an interlocking directorate in which the CEO or other employee of the corporation serves on the board of a third-party entity (for-profit or not-for-profit) employing the director;

(g) has a relative who is, or in the past 5 years has been, an employee, a director or a 5 percent or greater owner of a third-party entity that is a significant competitor of the corporation

or

(h) is a party to a voting trust, agreement or proxy giving his/her decision making power as a director to management except to the extent there is a fully disclosed and narrow voting arrangement such as those which are customary between venture capitalists and management regarding the venture capitalists' board seats.

The foregoing describes relationships between directors and the corporation. The Council also believes that it is important to discuss relationships between directors on the same board which may threaten either director's independence. A director's objectivity as to the best interests of the shareholders is of utmost importance and connections between directors outside the corporation may threaten such objectivity and promote inappropriate voting blocks. As a result, directors must evaluate all of their relationships with each other to determine whether the director is deemed independent. The board of directors shall investigate and evaluate such relationships using the care, skill, prudence, and diligence that a prudent person acting in a like capacity would use.

Approved 3/25/04

1730 Rhode Island Avenue, NW, Suite 512, Washington DC 20036
Tel: 202.822.0800 FAX: 202.822.0801

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

24 January 2005


RECD S.E.C.
JAN 24 2005
1086

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal submitted to Peabody Energy Corp. by <u>Amalgamated Bank LongView MidCap 400 Index Fund</u>

Dear Counsel:

I write in response to the letter from counsel for Peabody Energy Corp. ("Peabody" or the "Company") dated 10 January 2005 seeking no-action relief in connection with the shareholder resolution submitted by Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund").

The proposal asks the Company to adopt a policy of nominating independent directors who, if elected by the shareholders, would constitute two-thirds of the Board, using certain criteria developed by the Council of Institutional Investors, which are spelled out in the resolution. Peabody has sought exclusion under Rule 14a-8(i)(8) on the ground that the proposal relates to the election of directors and under Rule 14a-8(i)(3) on the ground that so vague that it is misleading. We respond as follows.

<u>Rule 14a-8(i)(8): election of directors.</u>

Peabody's argument on this point is essentially the same one that it made last year, namely, that the proposal sets forth qualifications for directors that would either disqualify previously elected directors from completing their terms or disqualify nominees at the upcoming annual meeting. Peabody made this contention last year, and the Division agreed, but permitted the text of the proposal to be revised to clarify that the proposal would be implemented without affecting unexpired terms of directors elected at or before the meeting. *Peabody Energy Corp.* (19 February 2004). The Fund made this change, and the revised proposal was printed in Peabody's proxy materials and voted at the 2004 meeting.

The Fund inadvertently omitted this qualifying language in re-submitting this proposal for 2005, and it is willing to add appropriate limiting language in the first sentence of the resolution to clarify that the proposal would not affect the terms of directors elected at or before the 2005 meeting. We note that the Fund would have been happy to add this clarification had the Company contacted it informally and without the need to involve the Division.

Rule 14a-8(i)(3): allegedly vague and misleading statements.

Peabody raises arguments to various assertions in the resolution and supporting statement that the Division rejected last year, but urges the Division to reconsider its position, as expressed in last year's opinion regarding Peabody and in *The Gap, Inc.* (18 March 2002), which rejected company objections to a similar resolution. As we now explain, no reconsideration is necessary.

At the outset, we note that much of Peabody's argument consists of a policy disagreement that the higher standard of independence proposed in the Fund's resolution is unnecessary, given the Company's compliance with New York Stock Exchange ("NYSE") listing standards and the board's commitment to independence. Those policy objections are more properly addressed in a statement in opposition to the resolution, but they do not render the proposal materially false or misleading.

Peabody makes several arguments, principally the one it raised last year as to use of the word "significant" in describing customer or supplier relationships and grants or endowments from Peabody. The Company argues, at it did last year, that the word "significant" is inherently vague and inferior to a supposedly more "objective" standard used in NYSE and NASDAQ listing standards, which ask whether a relationship is "material" and provide quantitative guidance for determining what is "material." This argument does not accurately characterize the NYSE standard because (as the Fund noted last year) the word "material" is not as clear and sharp-edged as Peabody argues. Although the NYSE listing standards (to which Peabody is subject) may prohibit "material" disqualifying relationships, those standards also permit individual companies to establish their own "objective" criteria for what is "material," provided that those standards are disclosed to shareholders. Thus, the NYSE standards are not entirely objective because they contain a large loophole that gives individual boards the discretion to define what is "material" under their own theoretically "objective" criteria.

Peabody is thus failed to carry its burden of proving that the Fund's proposal is materially false or misleading because it uses the word "significant" rather than a supposedly more clearly defined word such as "material." Nor, we note, has Peabody suggested that this dispute over semantics would have any difference with respect to factual statements in the supporting statement to the effect that three of Peabody's 12 directors are affiliated with Lehman Brothers, which served as Peabody's lead underwrite prior to its initial public offering and was paid approximately 35% of Peabody's total investment banking and related fees in 2003. Peabody does not contend that this relationship would fail to qualify under the "materiality" standard it prefers. Indeed, wherever the line may be drawn in terms of defining who is and is not independent, and regardless of which adjective one may prefer, this is not a close case. Accordingly, the charge that the word "significant" is vague whereas the "materiality" standard in NYSE standards are clear and objective is simply not valid.

Peabody's next objection is to the fact that the proposal refers to standards of the Council of Institutional Investors ("CII") without noting that the cited CII standards were revised in March 2004. Those new standards appear as Exhibit C to the Peabody letter. Thus Peabody argues that the supporting statement is false insofar as it states (in the sixth paragraph) that "[t]he standard of independence that we propose is that recommended by the Council of Institutional Investors." More specifically, Peabody notes (at p. 6) that CII no longer uses the formulation "significant customer or supplier," but, according to Peabody (at p. 5), it "is in fact much more specific than the Proposal and provides clarity and guidance for the interpretation of specific relationships." We respond as follows.

A fair reading of the CII standards indicate that they are not as hard-edged as Peabody argues. Although Peabody seeks to parse individual subsections of the new CII standards, it overlooks CII's key definition, which is that "[s]tated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation." While the CII standards do add certain mathematical criteria, they are careful to note that "the independence of the director depends on all relationships that the director has, including relationships between directors, that may compromise the director's objectivity and loyalty to shareholders. It is the obligation of the directors to consider all relevant facts and circumstances, to determine whether a director is to be considered independent."

Thus, Peabody's characterization of the CII standards is not entirely accurate, and the Company concedes (at p. 5) that "there are similarities" between the current standards and the CII criteria quoted in the Fund's resolution.

Peabody's final objection is the Fund's characterization that one of the directors (Mr. Givens) would not be considered independent under the new CII standards because Peabody contributed "only" $25,000 to each organization with which Mr. Givens is affiliated, whereas a note accompanying the new CII standards look to whether the recipient of a "significant grant or endowment" received "the lesser or $100,000 or 1 percent of total annual donations received by the organization." Peabody Letter at 6-7. In Mr. Givens' case, this is said to be less than one percent of the total charitable contributions received by each organization with which he is affiliated. This may be an argument more properly addressed in Peabody's statement in opposition. There can be no doubt that Mr. Givens' organizations are recipients of Peabody contributions.

For these reasons, the Fund submits that Peabody's objections are not valid and that the Company has not carried its burden of showing that the language in question disqualifies the Fund's resolution under Rule 14a-8(i)(3). That said, and should the Division deem it necessary, the Fund would be willing to revise its supporting statement in two ways: (a) to delete the reference to Mr. Givens and the end of the second paragraph of the supporting statement and (b) to indicate that the proposed criteria are "similar to standards of" the Council of Institutional Investors, rather than "recommended by" the Council of Institutional Investors. These changes should eliminate any perceived vagueness with respect to Mr. Givens' status. Also, since Peabody has used the word "similarities" to describe the Fund's criteria and the current CII criteria, there should be no objection to using the word "similar" to avoid any conceivable confusion that the Fund's standards are identical to the current CII standards.

Conclusion.

Thank you in advance for your consideration of these points. Please do not hesitate to contact me if there is any further information that the Fund can provide.

Very truly yours,



Cornish F. Hitchcock

cc: Susan H. Easton, Esq.

March 4, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peabody Energy Corporation
Incoming letter dated January 10, 2005

The proposal requests that the board adopt a policy of nominating independent directors so that independent directors would constitute two-thirds of the board.

We are unable to concur in your view that Peabody Energy may exclude the proposal or a portion of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Peabody Energy may omit the proposal or a portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that Peabody Energy may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify nominees for director at the upcoming annual meeting. It appears, however, that this defect could be cured if the proposal were revised so that it applied only to nominees for director at meetings subsequent to the 2005 annual meeting. Accordingly, unless the proponent provides Peabody Energy with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Peabody Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Daniel Greenspan
Attorney-Advisor